[Letterhead of American Commercial Lines Inc.]
October 28, 2010
CORRESPONDENCE FILED VIA EDGAR
AND OVERNIGHT DELIVERY
Mr. John Dana Brown
Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Re: American Commercial Lines Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 22, 2010
Dear Mr. Brown:
In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated October 27, 2010 with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A, American Commercial Lines Inc. (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you need additional information, please contact the undersigned at (812) 288-0291.

Sincerely,
/s/ Dawn R. Landry
Dawn R. Landry
Senior Vice President, General Counsel & Corporate Secretary American Commercial Lines Inc.